Exhibit 99.3
NICE is Once Again the Leader in Speech Analytics according to
Analyst Firm DMG Consulting

Ra’anana, Israel, August 13, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has once again been recognized as the speech analytics market leader by DMG Consulting LLC. In DMG’s 2014 -2015 Speech Analytics Product and Market Report, NICE is noted as having the largest market share based on number of seats. This is the sixth consecutive year that NICE has been the market share leader based on DMG’s report. NICE holds a 30 percent market share as of December 2013, based on the number of seats. NICE also has the largest number of customers (p. 167).

NICE Interaction Analytics has recently been bolstered by the launch of the NICE Engage Platform, the company’s next generation capture platform which supports 100 percent real-time analytics at unrivaled scale, speed, and low cost of ownership. The platform empowers more agents with immediate next-best-action guidance, delivering the relevant insights within seconds of the customer engagement.

Speech analytics is also an important component of the NICE Customer Engagement Analytics platform, designed to enable contact center managers and other service and marketing managers make timely, better-informed decisions and drive action to improve service processes. Analytics can be applied cross-channel, using powerful patented algorithms to analyze speech, call flow, social media, email and online chat conversations, customer surveys and agents’ desktop activity.

It constructs a unified view of the customer interactions taking place across the organization’s diverse communication channels and uncovers the insights hidden within them. Leveraging these insights, companies can streamline operations, define and create a differentiating customer experience at the decisive moment, and improve revenue growth.

Donna Fluss, president of DMG Consulting

“2013 was another excellent year for the speech analytics market. Adoption is growing in many countries, as more organizations realize substantial benefits from these solutions. Speech analytics is now being used to address practical challenges, in addition to providing broad insights into the reasons why customers are calling. The increase in regulatory requirements and the ongoing drive to improve the customer experience are two important trends driving investments in both post-call and real-time speech analytics.”

Miki Migdal, President, NICE Enterprise Group

“We’re proud to be recognized as the market leader by DMG Consulting. As the market continues to grow and advance, this reinforces our ability to deliver innovative solutions that help organizations listen and respond to the voice of the customer, as well as learn from customer interactions across touchpoints.  Our ongoing leadership in this area also reflects our commitment to offering flexible service delivery options that suit the individual needs of our customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by DMG Consulting, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.